Exhibit 99.2

Management’s Q & A

At IMI, our focus is on predicting disease to prevent needless deaths from heart disease and cancer. Our success to date comes from one simple fact: innovation. We are innovators in science. We are innovators in how we think about health care. With this commitment to being different, smarter and better, IMI strives each and every day to make wellness a predictable outcome.

DR. BRENT NORTON
President and Chief Executive Officer

MICHAEL EVELEGH
Executive Vice President, Clinical and Regulatory Affairs

RON HOSKING
Vice President, Finance, and Chief Financial Officer

TIM CURRIE
Vice President, Corporate Development

10 IMI 2004 ANNUAL REPORT

Q:	How would you describe IMI today versus 10 years ago?

A:	BRENT NORTON President and Chief Executive Officer
I started IMI on my own with a clear mission: to develop predictive tests that could ultimately save lives. The company had one technology, two patents pending, significant financial challenges and little scientific validation.

Today, IMI is partnered with McNeil Consumer Healthcare, part of the Johnson & Johnson family of companies. We have six products, one of which is approved for sale, 19 clinical trials and a plethora of papers and presentations to our credit. Our intellectual property portfolio includes 36 issued patents and patents pending related to skin sterol technologies, 23 patents and patents pending related to IMI’s cancer technologies, and nine patents and patents pending related to the color measurement process.

We have earned our early investors a significant return on their investment and with the commercialization of PREVU* POC, we are now poised to generate revenue. IMI is entering a growth phase that we believe will generate significant long-term value for our shareholders.

Q:	Were there any sales of PREVU* in 2004? What is your target for 2005?

A:
Our worldwide partnership with McNeil was concluded at the end of May 2004. This agreement expanded an earlier one signed in 2002 for Canada and the North American insurance testing industry. This new global relationship ultimately changed the overall strategy for PREVU*, and, accordingly, shifted the rollout timeline.

As you can imagine, marketing a health care product internationally is a complex process affected by several variables, including extensive market research, focus groups and education and awareness initiatives.

A key part of McNeil’s commercial strategy is to make multiple formats of the product available and to target a variety of markets, which will ultimately help to ensure PREVU*’s long-term commercial success. A lab-processed format, PREVU* LT, is currently in clinical trials, and a consumer format, PREVU* PT, is slated to begin clinical trials this year.

Since last June, the global team for PREVU* has been laying the groundwork for a successful launch. We recently announced that McNeil has made PREVU* POC available for sale to the professional medical community in North America and select European markets. McNeil is rolling out its marketing strategy and will be a strong presence this year at major medical conferences in Europe, the U.S. and Canada. We expect to see sales build through the year, but at this point in time, we cannot be any more specific on revenue expectations.

11	IMI 2004 Annual Report

Management’s Q & A

Q:	How do you intend to grow?

A:
First, by realizing the potential of our current pipeline. The markets for all of IMI’s products are huge — in the hundreds of millions of dollars, we believe — whether these tests are used as front-line screens or layered with other tests for optimal effect.

Looking ahead, the partnering of diagnostics with therapies, known as theranostics, could be an important growth engine for us. In fact, we have already taken a step in that direction with our participation in AtheroGenics’ Phase III ARISE trial for its anti-inflammatory therapy AGI- 1067. AtheroGenics invited IMI to participate in this international trial, at minimal cost to us, to determine whether PREVU* POC might be an effective monitor of patient response to this therapy. We also expect to gain valuable data that may show PREVU* POC can actually predict who is going to have a heart attack.

We are also looking for growth beyond our current pipeline. The acquisition of technologies and complementary companies is very much a key part of our growth strategy. We took a step in that direction in November 2004, with an offer for a Montreal-based biotechnology company, IBEX Technologies Inc. Ultimately, the conditions of that offer were not met and we decided not to proceed. But it demonstrates that we are serious about growing IMI rapidly and expanding our scope and reach in predictive medicine.

Q:	How would you describe IMI’s financial position?

A:	RON HOSKING Vice President, Finance, and Chief Financial Officer
This team has a track record of prudent financial management. Since inception, we have raised only $24 million from capital stock. That’s remarkable considering that we have an FDA-approved product and three other products in later-stage development. Through strategic partnerships, we have a strong clinical program with 19 ongoing trials, something that would be impossible for most other similarly sized companies.

Our historical burn rate is about $3.5 million to $4.0 million per year. We have sufficient funds to operate through at least 2005. That doesn’t take into consideration our expected revenue stream, including up to $19 million in milestone payments from McNeil, which we expect to receive over the next four to five years, based on various sales, clinical and regulatory targets, and an escalating royalty on McNeil’s sales, ranging from a high single- to a low double-digit rate.

Q:	What metrics do you use to measure the strength of your business?

A:
At this stage of IMI’s development, traditional metrics are really not applicable. With the start of PREVU* sales, our model will certainly change.

As with other companies at a similar stage of development, we assess the strength of our business on such factors as partnerships, patents, burn rate, research focus, developed products, products in development and clinical validation.

We believe that IMI scores highly on each of these measures.

12	IMI 2004 Annual Report

Q:	When do you expect to submit your cancer products for regulatory approval?

A:	MIKE EVELEGH Executive Vice President, Clinical and Regulatory Affairs
Now that PREVU* is successfully partnered and moving ahead, we plan to shift more resources into our cancer portfolio and to move forward aggressively in 2005 with new as well as expanded studies. We also intend to pursue new partnership opportunities.

LungAlert™ is included at the Princess Margaret Hospital site, in Toronto, of the International Early Lung Cancer Action Program (I-ELCAP), testing 1,000 patients scheduled for CT scans. We are aiming to expand our participation in I-ELCAP to other sites, and are looking at opportunities to join new clinical studies at Princess Margaret beyond I-ELCAP. Two other important objectives are to advance ColorectAlert™ in a major U.S. validation study and to initiate a pivotal study for our breast cancer test. We currently expect that we may have sufficient data around ColorectAlert™ and LungAlert™ by 2007 to initiate the regulatory process, with the breast cancer test following thereafter.

Q:	What are the key clinical and regulatory milestones for PREVU* in 2005?

A:
The completion of our correlation study with the Montreal Heart Institute will form the basis of a regulatory application for PREVU* LT and lead to milestone payments from McNeil. So that’s important for us.

A key focus will be on driving our clinical program to support new regulatory claims for PREVU* POC. We are currently finalizing the design of a large study, after consultation with the U.S. FDA, to take a closer look at the relationship between skin sterol and primary events, such as heart attacks. Expanding PREVU* POC’s indications for use will create significant new growth opportunities.

Q:	What is the potential size of the market for PREVU*?

A:	TIM CURRIE Vice President, Corporate Development
Heart disease is truly a global epidemic. The fact that McNeil has licensed our predictive tests worldwide attests to the potential market size.

As an example, right now some 600 million blood cholesterol tests are conducted annually. This should give you some idea of what the cardiovascular risk assessment market space could look like for IMI. Additionally, many millions of people around the world who should be assessed and monitored for heart disease are currently not being treated, for one reason or another.

More than half of the men and women who die from heart disease die suddenly without any prior symptoms. Skin sterol is strongly linked to hidden heart disease. Skin sterol testing could ultimately help to save countless lives by enabling intervention and preventing heart attacks before they happen.

Q:	What is the key challenge for IMI in the next year?

A:
Challenges for companies at IMI’s stage of development tend to relate to milestones and regulatory approvals, and, of course, there are risks associated with both.

IMI has always done an excellent job of managing the risks in its business. We have a broad pipeline, a low-cost approach to product development and a blue-chip marketing partner. We have grown significantly since 1993 and are now entering a new phase: that of a revenue-generating company.

13	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2004, 2003 and 2002, which have been prepared in accordance with Canadian generally accepted accounting principles. Some of the statements contained in this Management’s Discussion and Analysis of Financial Condition and Operating Results constitute forward-looking statements. These statements relate to future events or to IMI’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause IMI’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

VISION

IMI International Medical Innovations Inc. (“IMI”) is a predictive medicine company dedicated to improving health outcomes with tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

CORPORATE OVERVIEW

IMI’s products are designed to identify those patients at risk for disease. With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether. IMI is developing easy-to-use, accurate and cost-effective tests designed for use right at the point of care, in the doctor’s office, at the pharmacy, and, in some cases, eventually right at home.

Our product pipeline includes:

Coronary Artery Disease Risk Assessment:

•	PREVU* Point of Care (“POC”) Skin Sterol Test (cleared for sale in the U.S., Canada and Europe)
•	PREVU* LT Skin Sterol Test, a lab-processed format
•	PREVU* PT Skin Sterol Test, a consumer format

Cancer Screening Tests:

•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

GROWTH STRATEGY

Our objective is to be a leader in the field of predictive medicine. To achieve this goal, we are pursuing the following strategies:

Identify and Target Significant Markets with Unmet Needs

We concentrate our efforts on medical conditions where there is a well-defined global need and demand for tests to detect serious or life-threatening diseases, which we believe we can successfully develop and bring to market. We believe that early detection, intervention and ongoing monitoring can significantly improve patient outcomes.

Ensure a Multiple Product Pipeline

We pursue sustained development by maintaining a portfolio of products at different stages, which helps to mitigate risk while enhancing opportunities to generate value for stakeholders.

We continuously assess and study other possible applications of our technologies. In addition, we continue to seek out and evaluate new, proprietary technologies that have undergone initial proof-of-principle tests and that offer clear cost-benefit trade-offs to products currently available on the market. The acquisition of new technologies is a key component of our growth strategy.

14	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

Maintain a Strong Clinical Program

We maintain an active clinical program, and are currently involved in 19 studies. Our objectives are to advance product development and to build a critical mass of data to support new regulatory claims and indications for use. Our clinical program, along with the publications and presentations it generates, enhances the scientific validation and credibility of IMI’s products. In turn, this validation improves strategic partnering opportunities and helps to expand the potential commercial market for our tests.

Pursue Strategic Relationships

We build collaborative relationships with leading companies and institutions to conduct clinical trials and to assist with the development of our products. Some of IMI’s previous and current partners include The Cleveland Clinic Foundation; AtheroGenics, Inc.; X-Rite, Incorporated; University of Texas M.D. Anderson Cancer Institute; Montreal Heart Institute; and National Heart, Lung and Blood Institute.

IMI also seeks, at the appropriate time, to out-license its products to major diagnostic, pharmaceutical or consumer goods companies for any or all of the related marketing, sales, manufacturing and distribution. This strategy allows us to minimize the expenses and risks of large-scale product development and commercialization. In addition, through these relationships, we gain the benefit of others’ expertise, which enhances our ability to pursue multiple product opportunities.

Establish and Maintain Strong Intellectual Property Portfolio

Patents and other proprietary rights are essential to our business. We file patent applications to protect technology, inventions and improvements to technology or inventions that are considered important. Such applications may cover composition of matter, the production of active ingredients and their novel uses. IMI has acquired, by license or assignment, rights to patents and applications filed in Canada, the U.S. and internationally. We also rely upon trade secrets, non-patented proprietary know-how and continuing technological innovation to develop and maintain our competitive position.

KEY STRATEGIC RELATIONSHIP: MCNEIL CONSUMER HEALTHCARE

On May 10, 2002, IMI entered into an agreement with McNeil Consumer Healthcare (“McNeil”), a Johnson & Johnson company, to market and distribute IMI’s test for coronary artery disease in Canada.

Pursuant to an amendment to this agreement, dated December 20, 2002, McNeil expanded its marketing rights in Canada to include the laboratory field and to extend the territory for the insurance laboratory field to include the United States and Mexico. The amended agreement provides McNeil with exclusive rights, in these fields and in this territory, to the professional skin tissue cholesterol test system and the future version for consumer use, both of which will be jointly developed by McNeil and IMI. The term of the agreement is 15 years and requires McNeil to purchase a minimum amount of our skin tissue cholesterol test and to pay ongoing royalties to IMI on sales, in addition to a series of financial milestone payments of up to $3,300,000, which will be based on McNeil’s achievement of specified annual sales levels of the licensed products. IMI may terminate this agreement if certain minimum levels of sales are not met.

On May 28, 2004, IMI completed an exclusive worldwide licensing agreement with McNeil to sell IMI’s skin tissue cholesterol tests under the brand name PREVU* Skin Sterol Test, expanding on the two previous agreements. Under the financial terms of the agreement, which has a minimum term of 10 years, IMI received a $3,000,000 upfront payment and can receive a series of additional payments of up to $15,750,000 (over and above the Canadian agreement payments) upon the achievement of specific milestones. In addition to sales of products to McNeil, IMI will also receive royalties on McNeil’s sales of the products.

Subsequent to year end, in early fiscal 2005, IMI announced that PREVU* Point of Care Skin Sterol Test is now available for sale to medical professionals in North America and select European markets.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

MARKET POTENTIAL

Overview: Market for Disease Detection

Predictive medicine is an important growth market, driven by four key factors:

The Aging Population

As the population ages, so do the incidences of both cardiovascular disease and cancer, among other diseases. According to the United States Census Bureau, the U.S. population aged 65 and older is projected to double over the next three decades. By 2030, individuals aged 65 and older will account for 20% of the U.S. population. Around the world, the aging population has contributed to dramatic growth in health care spending.

Escalating Health Care Costs

In most countries around the world, total health care spending is at an unsustainable level. In many nations, including the United States, health spending is growing at a rate that exceeds economic growth. In the U.S., health care spending now accounts for approximately 15.3% of the gross domestic product.

Faced with escalating expenditures, governments, insurers and consumers are evaluating and implementing cost containment strategies. We believe that technologies that are patient friendly, easy to use and cost effective while maintaining quality of care represent a significant market opportunity.

Innovative Technologies Enable Improved Risk Assessment

Technological advances have created more effective, easy-to-use devices, enabling risk assessment to be moved closer to the patient. This has resulted in the earlier and more cost-effective identification of disease and the initiation of therapy or prevention at an earlier stage. The use of screening and monitoring diagnostics for early intervention, improved treatment and ongoing monitoring has emerged as an important component of managed health care.

Trend Towards Health Self-Management

The trend towards greater use of point-of-care (“POC”) testing and self-diagnosis began in the early 1980s and is expected to continue. People today are increasingly focused on personal wellness and the vital role of the individual in health maintenance. Similarly, the aging population is demanding better preventative care that is patient friendly.

Theta Reports projects strong growth in the worldwide market of total point-of-care tests performed in a professional setting (in a physician’s office, at a pharmacy, etc.) from 2000 to 2005. Similarly, between 2002 and 2007 the global over-the-counter (“OTC”) market for home diagnostic testing is expected to increase by 49%, at a compound annual growth rate of 8.3%. (PJB Publications Ltd., 2003)

Coronary Artery Disease (“CAD”) Risk Assessment: The Role of Skin Sterol

Overview

According to the World Health Organization, cardiovascular diseases, particularly heart attack and stroke, claim the lives of 17 million people worldwide annually. CAD, or heart disease, accounts for 7.2 million of these deaths. According to the American Heart Association, in the U.S., every 26 seconds an American will suffer a coronary event and about every minute someone will die from one.

Cholesterol is a soft, waxy substance that is produced by the body, as well as obtained from eating certain foods, such as meat, eggs, and other animal products. Cholesterol is transported in the blood by plasma lipoproteins. The deposit of cholesterol onto damaged blood vessel walls results in the development of a lesion that eventually reduces the flexibility of the afflicted blood vessel as well as intravascular space. This atherosclerotic plaque results in increased risk not only for coronary artery disease, but also for angina pectoris and sudden cardiac death, stroke, and peripheral vascular disease.

16	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

Traditional Risk Factors

High blood cholesterol is considered to be a major risk factor for coronary artery disease. In the U.S., a nationwide effort to reduce the prevalence of high blood cholesterol, the National Cholesterol Education Program, launched by the U.S. National Institutes of Health (“NIH”) in 1985, has spurred significant growth in the market for cholesterol and other risk assessment tests. Clinical laboratories in the U.S. perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory tests are performed in the rest of the world.

However, blood cholesterol tests may be highly variable in results over a series of days, relatively expensive to perform and require a fasting blood sample from the patient. Additionally, several studies suggest that about half of all heart attack patients actually have blood cholesterol levels within what is considered a normal, healthy range.

While blood cholesterol remains an important risk factor for heart disease, it is widely accepted that several risk factors for CAD must be considered together to provide an accurate picture of absolute risk of disease.

Absolute cardiovascular disease risk is determined by a combination of all cardiovascular risk factors present, and accurate assessment of risk level is key to effective treatment and risk management. Other traditional risk factors include increasing age, heredity, tobacco smoking, high blood pressure, physical inactivity, diet, obesity and diabetes mellitus. A number of other emerging factors that have demonstrated a link to heart disease include C-reactive protein (“CRP”), homocysteine, carotid intima-media thickness (“CIMT”), electron-beam tomography for coronary calcium, ankle/brachial blood pressure index (“ABI”), and soluble intercellular adhesion molecule (“ICAM-1”), among others. Many of these factors are costly to measure or assess, are resource intensive and inappropriate for a primary care setting, and require invasive procedures.

Skin Sterol: A New Risk Factor for Coronary Artery Disease

We have developed PREVU* POC Skin Sterol Test, a patient-friendly and cost-effective tool that assesses patients at highrisk of coronary artery disease.

PREVU* measures the amount of cholesterol, or sterol, in the skin tissues, which provides additional information about heart disease risk that is independent of other risk factors. Skin contains over 11% of the body’s cholesterol and ages in parallel with vascular connective tissue. As blood vessel walls accumulate cholesterol, the skin tissues also accumulate cholesterol. Our clinical studies suggest that skin sterol, a new, independent risk factor for heart disease, can discriminate among healthy individuals, those at risk of developing atherosclerosis and those with overt disease. Emerging evidence supports the use of non-invasive tests, such as skin sterol, to detect subclinical, or hidden, disease. Identifying patients with high subclinical cardiovascular disease is key to preventing a first cardiac event and reducing the overall burden of heart disease.

Competitive Landscape

We are not aware of any other test currently marketed or in development that non-invasively measures skin tissue cholesterol. We are aware that research has been undertaken using other testing approaches that employ body fluids, such as saliva and tears. The stage of development of such approaches is unknown.

Cancer: Screening Tests for Early-Stage Disease

Overview

The American Cancer Society defines cancer as a group of diseases characterized by uncontrolled growth and spread of abnormal cells. If the spread is not controlled, it can result in death. Cancer is the second leading cause of death in the U.S., with 570,280 deaths expected in the U.S. in 2005, exceeded only by heart disease.

17	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

Cancer is caused by both external factors, such as tobacco, chemicals and diet, and internal factors, such as inherited mutations and mutations that occur from metabolism. Although anyone can be diagnosed with cancer, the risk of developing cancer increases as an individual ages, with most cases affecting adults beginning in middle age. About 76% of cancers are diagnosed in persons aged 55 and older.

Preventing cancer and improving health outcomes depend in part on lifestyle changes and more effective treatment options. Preventing cancer is also contingent on early detection and better screening tests to identify disease at the very earliest stage possible. Many of the clinical tests currently in use are not sufficiently sensitive or specific to detect all cancers at a curable stage or to evaluate risk accurately enough to guide effective interventions. According to the American Cancer Society, currently, just 39% of colorectal cancers are found at an early, localized stage. Only 16% of lung cancers are detected at a localized stage. Most breast cancers have been present for six to 10 years by the time they are detected by mammography.

IMI’s Novel Cancer Tests: Detecting Early-Stage Disease

The use of early detection and risk assessment biomarkers is expected to enable the detection of cancer at its earliest stages and identify those people at risk for cancer before they develop the disease. Accordingly, intervention efforts can be focused on prevention rather than treatment.

We believe that IMI’s painless, point-of-care tests offer significant advantages to currently available alternatives on sensitivity, ease of use, convenience, patient compliance and cost.

Our patented cancer technology detects a carbohydrate marker, or sugar, associated with cancerous and pre-cancerous conditions. This sugar is detected by a chemical reaction performed on a specimen placed on a test membrane by a physician following a routine exam and does not require a blood sample, dietary restrictions or any patient preparation. To date, we have developed three effective, painless and low-cost tests based on this technology for early-stage colorectal cancer, using a sample of rectal mucus; for lung cancer, using a sample of sputum coughed up from the lungs; and to detect breast cancer, using nipple aspirate fluid.

Our tests have performed well in clinical studies to date:

•	ColorectAlert™ is the only low-cost test that we are aware of reporting greater than 50% sensitivity for early-stage disease;
•	LungAlert™ has been shown to identify more than half of all early-stage cancers; and
•	In initial studies, IMI’s breast cancer test has been shown to identify early-stage disease.

There is an urgent need for affordable, easy-to-use initial screening tests for early-stage colorectal, lung and breast cancers. Such tests could be used to identify those high-risk patients who would benefit from sophisticated, more expensive diagnostic tests such as colonoscopy, spiral computed tomography (“CT”) and mammography.

Competitive Landscape

We are aware of other diagnostic tests under development for the detection of colorectal, lung and breast cancers and are currently monitoring their progress. For colorectal cancer, some of the firms involved in the development or marketing of products include Enterix Inc., EXACT Sciences Corporation and E-Z-EM Inc.

To our knowledge, there are no FDA-approved tumor markers for lung cancer, although several are believed to be in development. Several tests for lung cancer exist, but due to their low ability to detect cancer, or their high cost, management believes that they are not suitable for cancer screening. Other companies developing diagnostic tests for lung cancer are Biomoda Inc. and Xillix Technologies Corp.

In the breast cancer field, other companies are developing relatively expensive proteomic- and genomic-based screening tests for cancer using nipple aspirate fluid, including Power3 Medical Products, Inc.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

GOALS AND ACHIEVEMENTS

In fiscal 2004, we delivered on most of our key objectives, most notably, concluding a worldwide marketing and distribution agreement with McNeil Consumer Healthcare.

	2004 Goals	2004 Achievements		2005 Goals
PREVU*	Achieve marketing partner for U.S. and	•	Completed a worldwide marketing and	•	Sales launch of PREVU* POC
	Europe		distribution agreement with McNeil Consumer	•	Additional publications and presentations
Skin Sterol Tests			Healthcare on May 28, 2004	•	Launch major study in insurance testing
	Advance commercialization	•	McNeil made significant progress in building		industry
			market awareness of PREVU* POC,	•	Complete Montreal Heart Institute study to
			market awareness of PREVU* POC,		deliver on milestone
			exhibiting at major medical conferences	•	Initiate regulatory process or PREVU* LT in
			internationally		Canada and Europe
		•	Publications and presentations continued to	•	Initiate clinical trial for home test
			strengthen the scientific validation of the	•	Initiate major study to expand regulatory
			technology		claims for PREVU* POC
		•	IMI made initial shipments of product to	•	Secure reinstatement of
			McNeil in the second and fourth		two abandoned skin sterol
			quarters		patents
	Initiate clinical trial for lab- processed format of test (PREVU* LT)	•	PREVU* LT was included in six clinical trials, most notably a correlation study at the Montreal Heart Institute
	Receive Canadian regulatory clearance for lab-processed test (PREVU* LT)	•	Data from the Montreal Heart Institute study will pave the way for regulatory approvals
	Advance development of home test (PREVU* PT)	•	Completed prototype for the home test, PREVU* PT
ColorectAlert™	Collaborate with government agencies and other commercial partners for major studies	•	Entered into discussions with a U.S. government-sponsored institution for a major validation study including a variety of markers for colorectal cancer	•	Start major sponsored study
LungAlert™	Further expand studies to international sites	•	Focused on advancing two clinical trials currently underway	•	Work with I-ELCAP to expand role to additional sites
	Publish and present key findings	•	New data presented at the American Thoracic Society annual conference	•	Develop new studies at Princess Margaret Hospital in Toronto
Breast cancer test	Expand clinical data through new, larger studies leading to publications	•	Data from initial study was published in Cancer	•	Start pivotal breast cancer study
	Plan pivotal study	•	Entered into discussions with a U.S. institution for a pivotal study

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Management’s Discussion and Analysis of Financial Condition and Operating Results

CLINICAL PROGRAM

IMI maintains an active clinical program. Please refer to our Annual Information Form for the fiscal year ended December 31, 2004, available at www.sedar.com, for a summary of the development and clinical evaluations of our skin sterol and cancer technologies to date.

CRITICAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

IMI prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistently applied. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in note 9 to the consolidated financial statements as at and for the year ended December 31, 2004. Our critical accounting policies include the use of estimates, revenue recognition, inventory valuation, the recording of research and development expenses, the useful lives of acquired technology, the recovery of investment tax credits and the valuation of stock-based compensation.

Use of Estimates

In preparing the consolidated financial statements, IMI is required to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of expenses and recoveries during the reporting periods. The actual results could differ materially from these estimates. Significant estimates made by management include stock option valuation assumptions, achievement of milestones for stock options, valuation of acquired technologies, useful lives of long-lived assets, and accruals for clinical trials in process based on percentage completion.

New Pronouncements

Effective January 1, 2004, we adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3063, “Impairment of Long-Lived Assets” that was issued during 2003. Adopting this section impacts the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. A loss is recognized on a long-lived asset held for use when its carrying value exceeds the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows) from its carrying value. Previously, the loss was determined by deducting the asset’s net recoverable value (based on undiscounted cash flows) from its carrying value. We have reviewed our policies and determined that there is no impact as a result of IMI adopting this section.

Effective January 1, 2005 IMI adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the CICA Accounting Guideline No. 15, “Consolidation of Variable Interest Entities.” IMI has reviewed its policies and determined that there will be no impact as a result of adopting this pronouncement.

Revenue Recognition

Upfront payments received from licensees are deferred and recognized in income on a straight-line basis over the respective terms of the agreements. Revenue from sales of products to licensees is recognized when title passes to the customers, which generally occurs when the products are shipped to the licensee, provided IMI has not retained any significant risks of ownership or future obligations with respect to the products shipped. Royalty revenues are based on sales by licensees and are recorded as income in the period earned.

Inventory

Inventory of raw materials are valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

Acquired Technology

Patents and technology acquired by IMI are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year. Management reviews the value of unamortized technology costs annually by comparing the value to the future potential revenue or benefits. We record a writedown in acquired technology when there is a change in circumstances, such as unfavorable clinical trial results, suggesting an impairment has occurred.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

Research and Development and Related Investment Tax Credits

Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trials costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development. Research and development excludes any costs associated with the acquisition of capital assets and acquired technology. Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Reimbursement for specific expenditures has been applied against research and development.

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable. The amounts are recorded as follows:

•	for capital assets — as a reduction of the cost of the related asset; and
•	for operating expenses — as a recovery within the consolidated statements of loss and deficit.

Income Taxes

IMI applies the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

Stock Option Valuation

We have two stock-based compensation plans, which are described in notes 5(e) and (f) to the consolidated financial statements as at and for the year ended December 31, 2004.

On January 1, 2003, IMI prospectively adopted the recommendations in CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” (“Section 3870”). The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees be accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees. For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method.

Performance stock options vest immediately upon the achievement of certain milestones as determined by the Board of Directors at the time of issuance. The performance stock option milestones include criteria measured by product-related goals, such as completion of successful clinical trials, and corporate goals, such as the completion of a private placement. Compensation expense for performance stock options is recorded when it is determined that achievement of the milestone is likely. In determining if achievement is likely, management perfoms a review of the appropriate performance indicators at each reporting date and if it is determined that achievement of the milestone is likely, compensation expense is determined using the fair value method. The assumptions used are consistent with those described in note 9(f) of the consolidated financial statements. As IMI has prospectively adopted Section 3870, effective January 1, 2003, only performance stock options granted in 2004 and 2003 will have an impact on the 2004 and 2003 consolidated financial statements. During 2004 and 2003, the Company did not grant any performance stock options. However, performance options granted prior to January 1, 2003 are recorded as compensation expense for U.S. GAAP purposes. Management expects that the achievement of certain milestones will have a material impact on future U.S. GAAP net income.

Consideration paid on the exercise of stock options and warrants is credited to capital stock.

Effective January 1, 2002, shares issued to employees under the share purchase plan are accounted for as direct awards of stock and are recognized as an expense in the consolidated statements of loss and deficit (note 5(f)). Shares issued to employees on the exercise of options in exchange for non-recourse loans are accounted for as options.

21	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

ECONOMIC DEPENDENCE

Sales to one customer represented 100% of total sales. Accounts receivable from this customer represented 100% of the total receivable at December 31, 2004 and 2003.

OPERATING RESULTS

Annual Financial Information

The following selected financial information has been derived from the audited consolidated financial statements of IMI for the years ended December 31, 2004, 2003 and 2002.

	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended
	December 31, 2004	December 31, 2003	December 31, 2002
Operating Results
Product sales	$183,258	$ nil	$ nil
License revenue	302,080	16,900	nil
Investment tax credits	205,000	223,146	189,908
Interest income	123,626	258,422	257,407
Net loss	5,568,899	4,062,711	4,018,262
Net loss per share:
basic and diluted	$0.26	$0.19	$0.20

Financial Position	December 31, 2004	December 31, 2003	December 31, 2002
Total assets	$6,996,079	$8,074,027	$11,379,383
Long-term debt	nil	nil	nil
Shareholders’ Equity
Total shareholders’ equity	$2,496,842	$7,438,279	$10,689,828
Cash dividends declared per share	nil	nil	nil

As at the date of this Management’s Discussion and Analysis of Financial Condition and Operating Results, the total issued and outstanding common shares of the Company is 21,349,262.

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH 2003

Net Loss

The consolidated loss for the year ended December 31, 2004 was $5,569,000 ($0.26 per share) compared with $4,063,000 ($0.19 per share) for the year ended December 31, 2003, an increase of $1,506,000.

Revenue

In 2004, we made initial shipments of PREVU* Skin Sterol Test to our marketing partner, McNeil Consumer Healthcare, for total product-related sales of $183,000.

In Q2 2004, we completed a worldwide licensing agreement with McNeil to sell our cardiovascular products under the brand name PREVU* Skin Sterol Test. The upfront cash payments from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, have been deferred and are being recognized into income on a straight-line basis over the terms of the agreements (10 and 15 years, respectively). Thus, the amounts being recognized into income for 2004 and 2003 are $182,000 and $17,000, respectively. Furthermore, minimum sales levels in the agreement provided an additional $120,000 revenue in 2004 which was reported as license revenue. Therefore, total license revenue amounted to $302,000 for 2004 compared with $17,000 in 2003.

22	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

Research and Development

Research and development expenditures for the year increased by $694,000 to $2,613,000 from $1,919,000 in 2003.

The variance for the year reflects:

•	a $253,000 increase in spending on clinical trials for skin cholesterol and cancer to $488,000 from $235,000 in 2003.

This increase is related to a lung cancer trial (the “I-ELCAP” study) and the large skin cholesterol study being conducted with AtheroGenics, Inc. that commenced in the latter part of 2003. IMI currently has 19 clinical trials ongoing.

•	increased filing fees on intellectual property, which amounted to $196,000 compared with $92,000 in fiscal 2003.

During the year, we filed new patents on skin cholesterol in numerous European countries. In addition, we incurred costs of $96,000 related to filing a petition for reinstatement of two U.S. patents for skin cholesterol that had been deemed abandoned. We are continuing to seek reinstatement.

•	increases in total compensation and benefits for research personnel of $221,000, reflecting annual increases plus accruals for incentive compensation based on performance.
•
increases in subcontract research expenditures of $114,000, as we continued further development of new prototypes of laboratory and consumer (over-the-counter) formats of the skin cholesterol technology.

•
a reduction in stock-based compensation, which was prospectively adopted in 2003, resulted in non-cash expenses for research personnel of $124,000 in 2004 compared with $189,000 for 2003, reflecting fewer options being granted in 2004.

In August 2004, IMI learned that two of its U.S. skin cholesterol patents had been listed as abandoned by the United States Patent and Trademark Office (“U.S. PTO”) for failure to pay maintenance fees. The failure to pay these fees appears to have occurred while management of the files was being transferred between two separate patent agents. IMI and its agents have filed a petition with the U.S. PTO for reinstatement of the patents. These two patents are in force in all other jurisdictions. In the U.S., IMI has an additional two patents in force covering other aspects of the technology as well as two patents pending. IMI’s intellectual property portfolio includes 36 issued patents and patents pending related to skin cholesterol.

Subsequent to fiscal year end, in February 2005 IMI received notice from the U.S. PTO regarding IMI’s petition. The U.S. PTO identified specific items that IMI should address regarding the credentials and procedures of IMI’s patent agents and their performance of clerical functions related to the payment of the maintenance fees, and provided a two-month period during which IMI may submit a request for consideration. Until the U.S. PTO grants that petition, IMI’s patent petitions will be listed as dismissed. This process is ongoing and there can be no assurance that IMI will be successful in having the patents reinstated.

General and Administrative Expenses

General and administration expenses amounted to $3,355,000 compared with $2,362,000 in 2003, an increase of $993,000.

The increase for the year reflects:

•
a one-time cost of $478,000 in 2004 related to our unsolicited offer to acquire the shares of IBEX Technologies Inc. (“IBEX”). We allowed the offer to expire in December 2004 and did not complete the purchase.

•
a $221,000 increase in stock-based compensation for options for administrative personnel that resulted in a non-cash expense of $476,000 for the year compared with $255,000 for 2003. This increase was primarily for options granted in 2004 pursuant to a U.S. consulting contract that vested over nine months and for the cashless exercise of options by an officer of IMI.

•	an $80,000 increase in professional fees, primarily due to legal fees related to finalizing the global licensing agreement with McNeil.
•	a $64,000 increase in insurance premiums over 2003 as a result of our listing on the American Stock Exchange (“Amex”).

23	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

•	a reduction to nil in 2004 ($179,000 in 2003) for costs related to IMI’s U.S. listing on Amex, which was completed in September 2003.
•	a reduction in travel expenses by $76,000 following completion of the McNeil agreement as a result of less foreign travel.
•	an increase of $160,000 in total compensation and benefits for administration personnel reflecting annual increases plus accrued incentive compensation based on performance.

On November 2, 2004, IMI announced an unsolicited offer to acquire all of the issued and outstanding common shares of IBEX, a Toronto Stock Exchange (“TSX”)-listed company based in Montreal that is focused on the development of technologies for the management of cancer and arthritis. The offer expired on December 16, 2004 without IMI taking up any shares of IBEX.

Amortization

Amortization expenses for equipment and acquired technology for 2004 amounted to $224,000 compared to $281,000 in 2003. Purchases of equipment amounted to $165,000 in 2004 and $386,000 in 2003.

Investment Tax Credits

Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $205,000 for 2004 compared with $223,000 in 2003. The December 2003 tax credit receivable of $180,000 has not yet been received from the government and is still outstanding.

Interest Income

Interest income amounted to $124,000 for 2004, compared with $258,000 for 2003, reflecting lower interest rates on invested cash and lower cash balances through most of the year.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for 2004 was $5,478,000 compared with $3,949,000 in 2003.

Other

There is a significant increase of $882,000 in accounts payable in 2004 compared with 2003. This includes the purchase of inventory of approximately $340,000 in December, clinical trial costs of $85,000 and most of the expenses related to the IBEX offer.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH 2002

Net Loss

The consolidated loss for the year ended December 31, 2003 was $4,063,000 ($0.19 per share) compared with $4,018,000 ($0.20 per share) for the year ended December 31, 2002, an increase of $45,000.

Research and Development

Research and development expenditures for fiscal 2003 decreased to $1,919,000, compared with $2,105,000 for fiscal 2002. Clinical trial expenses, which consist principally of fees paid to third parties, decreased by approximately $330,000 from 2002. This resulted from changes both in the mix and timing of the trials. We conducted at least 15 clinical trials during the year, but several of them are subsidized through collaborative arrangements with third parties, thereby significantly reducing IMI’s expenses. In addition, several large trials were committed to near the end of the fiscal year, so most of those expenses would be incurred in 2004 and beyond. The cost of registering and maintaining intellectual property decreased to $92,000 compared to $251,000 in 2002 when extra costs to register new technologies were incurred. In 2002, IMI adopted the accounting for stock-based compensation for non-employees and stock granted to employees, using the fair value method. In 2003, IMI prospectively adopted the new recommendations to expense stock-based compensation to employees, rather than waiting until 2004. The stock-based compensation costs that related to research and development amounted to a non-cash expense of $189,000 compared with $82,000 for 2002.

24	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

General and Administration

General and administration expenses amounted to $2,362,000 for 2003, compared with $2,141,000 for 2002, an increase of $221,000. Expenses related to registering with the U.S. SEC and listing on Amex amounted to approximately $179,000 for 2003 compared with $260,000 in 2002. IMI’s shares commenced trading on Amex in September 2003. Compensation expense increased by $99,000 in 2003, an increase of 14%, reflecting the addition of one employee plus annual increases. Cash compensation for directors’ fees, which commenced in the fourth quarter of 2002, amounted to $61,500 for 2003 compared with $14,750 for 2002. Stock-based compensation relating to administration resulted in non-cash expenses of $255,000 compared with $36,000 in 2002.

Amortization

Amortization expenses for 2003 amounted to $281,000 compared with $219,000 for 2002. Of the fiscal 2003 expense, $167,000 was amortization on capital equipment and $114,000 was amortization on acquired technologies ($77,000 and $142,000, respectively, in 2002). Additions of capital equipment during 2003 and 2002 amounted to $386,000 and $21,000, respectively, and were primarily in support of clinical trials.

Investment Tax Credits

Recoveries of provincial ITCs amounted to $223,000 for the year. This includes an accrual of $180,000 for 2003. In 2002 management recorded its best estimate of the recovery for the year. In 2003, the actual recovery for 2002 exceeded management’s estimate by $43,000.

Interest Income

Interest income for 2003 was $275,000 compared with $257,000 for 2002, an increase of $18,000, due to higher average cash balances.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for 2003 was $3,949,000, compared with $4,871,000 for 2002.

The adjustment for stock and stock option compensation expense for U.S. GAAP, in addition to the Canadian GAAP expense recognized, amounted to nil in 2003 compared with $995,000 in 2002 when 206,000 performance-based options vested.

CONTRACTUAL OBLIGATIONS

As at December 31, 2004, IMI had certain contractual obligations and commitments related to ongoing clinical trials and research agreements as follows:

	Total	Less than 1 Year	1 - 2 Years
Clinical trials	$908,000	$618,000	$290,000
Research agreements	90,000	90,000	nil
Other	115,000	115,000	nil
Total	$1,113,000	$823,000	$290,000

Certain other obligations, totaling up to $350,000, are only payable upon the achievement of specific research milestones.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2004, IMI had cash, cash equivalents and short-term investments totaling $5,196,000 ($6,697,000 as at December 31, 2003). IMI invests its funds in Canadian dollars in short-term financial instruments and marketable securities. In Q2 2004, we received a $3,000,000 upfront payment upon the signing of the worldwide marketing agreement with McNeil. Thus, net cash used in operating activities during the year amounted to $1,370,000 compared with $3,396,000 in 2003. IMI has no long-term debt.

25	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

To date, we have financed our activities through the issuance of shares and the recovery of provincial ITCs. Management believes that, based on historic cash expenditures and the current expectation of further revenues from product sales and royalties, IMI’s existing cash resources together with the investment tax credits receivable of $389,000 will be sufficient to meet our current operating and capital requirements through at least 2005.

However, IMI’s future capital requirements will depend on many factors, including sales and license revenue growth, continued progress in diagnostic development programs, pre-clinical and clinical evaluation, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals.

RESEARCH AND DEVELOPMENT

In 2004, we spent $2,613,000 on IMI-sponsored research and development activities, compared with $1,919,000 and $2,105,000 in 2003 and 2002, respectively. Below is a summary of our products and the related stages of development for each product in clinical development. The summary contains forward-looking statements regarding timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates produced in the table.

Coronary Artery Disease Risk Assessment Technology

Product	Description	Phase of Development	2004 Expenses	Next Phase for 2005

PREVU* POC Skin Sterol Test (previously known as Cholesterol 1,2,3™)	Point-of-care skin cholesterol test that provides information about an individual’s risk of coronary artery disease	Regulatory clearance in Canada, U.S. and Europe		Clinical trials for additional regulatory claims; commercial sales

PREVU* LT Skin Sterol Test	Lab-processed skin test	Clinical trials in progress		Complete clinical trials; prepare for regulatory submission; commercial launch in select markets

PREVU* PT Skin Sterol Test	Semi-quantitative consumer test	Prototype completed		Initiate pilot clinical trial
Total expenditures on skin cholesterol:			$1,476,000

Cancer

Product	Description	Phase of Development	2004 Expenses	Next Phase for 2005

ColorectAlert™ and Colopath™	Mucus test for detection of colorectal cancer	2,000 patients tested in clinical trials	$305,000	Initiate additional clinical trials for regulatory clearance

LungAlert™	Sputum test for detection of lung cancer	Automation of procedures; 1,000 patients tested in clinical trials	$255,000	Publish scientific papers; initiate clinical trials for regulatory clearance

Breast Cancer Test	Nipple aspirate test for detection of breast cancer	Completed pilot clinical trial	$43,000	Initiate clinical trials for regulatory clearance

26	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

FACTORS THAT COULD AFFECT FUTURE RESULTS

This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements.

Financial Risk

IMI is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since IMI’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on IMI’s results of operations. IMI also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services.

Volatility of Trading Market for IMI’s Common Shares

The volatility of IMI’s share price may affect the trading market for IMI’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning IMI, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, stock markets in general, and the market for shares of biotechnology and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of IMI’s common shares.

Other Risks

Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect IMI’s long-term prospects. While management is optimistic about IMI’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:

•	IMI has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute IMI’s business plan.
•
If IMI is unable to generate significant revenue and become profitable in the near future, our business will fail. We anticipate that substantially all of our revenue for the next few years will be derived from and dependent on McNeil Consumer Healthcare’s commercialization of PREVU* Skin Sterol Test.

•
IMI’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates.

•	We rely on third parties to manufacture some of our products and any delay or mistake on the part of such manufacturers could result in cancelled orders and a loss of revenue for IMI.
•	If we cannot obtain additional financing required to support business growth, we will be unable to fund IMI’s continuing operations in the future.
•	IMI faces potential risks of product liability, which may divert funding from ongoing operations and harm operating results.
•	If we are unable to acquire future technology necessary for our products, IMImay be unable to commercialize new products.
•	The loss of any key employee could impair our ability to execute IMI’s business plan.
•	Intense competition in the diagnostics industry may harm IMI’s ability to license and develop products.
•	Any inability by IMI to develop products and comply with government regulations may hinder or prevent the development and sale of IMI’s products.
•	Rising health care costs may impair IMI’s ability to commercialize its products.
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

27	IMI 2004 Annual Report

Management’s Discussion and Analysis of Financial Condition and Operating Results

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2004, available at www.sedar.com, and in IMI’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), available at www.sec.gov. Except as required by law, IMI is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in these other reports or documents that IMI files with the SEC and the Ontario Securities Commission (“OSC”).

QUARTERLY FINANCIAL INFORMATION

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Product sales	$83,258	nil	$100,000	nil	nil	nil	nil	nil
License revenue	$196,905	$76,725	$26,725	$1,725	$1,725	$1,725	$1,725	$1,725
Investment tax credits	50,000	55,000	63,000	37,000	50,929	56,634	77,583	38,000
Interest income	34,933	31,549	29,637	27,507	85,000	48,383	69,477	65,482
Net loss	$1,803,625	$1,202,908	$1,479,666	$1,082,700	$1,426,801	$992,174	$832,574	$811,162
Net loss per share(1):
- basic and diluted	$0.08	$0.06	$0.07	$0.05	$0.06	$0.05	$0.04	$0.04

(1)
Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the year ended December 31, 2004 was 21,276,497 (December 31, 2003: 20,967,677).

Q4 2004 COMPARED WITH Q4 2003

The net loss for the three months ended December 31, 2004 was $1,804,000 ($0.08 per share) compared with $1,427,000 ($0.06 per share) for the three months ended December 31, 2003.

There were two primary factors for this increase of $377,000. First, the gross profit from product sales and license revenue increased by $171,000, resulting from the worldwide licensing agreement with McNeil entered into on May 28, 2004. This revenue was offset by the one-time cost of $478,000 related to the unsolicited offer to acquire the shares of IBEX.

Toronto, Canada
March 24, 2005

28	IMI 2004 Annual Report